Exhibit 23.2

CONSENT OF MARSHALL MILLER & ASSOCIATES, INC.

Marshall Miller & Associates, Inc. issued reports dated February 21, 2022 relating to estimates of certain coal reserves of Warrior Met Coal, Inc. (the “Company”) as of December 31, 2021 (the “Report”), which is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021. We hereby consent to (i) the incorporation by reference of the Report in the Company’s Registration Statement on Form S-3ASR (this “Registration Statement”); (ii) the use in this Registration Statement of the information contained in the Report; and (iii) the references to Marshall Miller & Associates, Inc. in this Registration Statement. We further consent to the reference to our firm under the heading “Experts” in this Registration Statement.

Marshall Miller & Associates, Inc.

By:	/s/ Steven A. Keim
Name:	Steven A. Keim
Title:	President

Dated:	September 30, 2022